Opexa Therapeutics, Inc.
                          2635 N. Crescent Ridge Drive
                           The Woodlands, Texas 77381




October 2, 2008


By EDGAR
--------

Mr. Jeffrey Riedler
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549

         Re:      Opexa Therapeutics, Inc.
                  Registration Statement on Form S-3
                  Filed September 16, 2008
                  File No. 333-153501

Ladies and Gentlemen:

     Set forth below are the responses of Opexa Therapeutics, Inc., a Texas corporation ("Opexa," the "Company," "we," or "our") to comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated September 25, 2008, with respect to Opexa's Form S-3 filed with the Commission on September 16, 2008, File No. 333-153501 (the "Registration Statement"). For your convenience, the response is prefaced by the exact text of the Staff's corresponding comment in italicized text.

1. We note that your incorporation by reference does not include the reports on Form 8-K filed on February 14, 2008 (Items 8.01 and 9.01), February 19, 2008 (Items 8.01 and 9.01), and March 11, 2008 (Items 8.01 and 9.01. Please
revise your disclosure to incorporate these forms by reference as you have with similar reports on Form 8-K.

Response:
---------

     We have added the missing Reports on Form 8-K to the incorporation by reference.

2. We note that you are seeking to register 4,408,523 shares on this registration statement. However, the sum of shares disclosed in the selling stockholders table is 4,007,748 shares, leaving 400,775 shares unaccounted for. Please revise this disclosure to include all shares to be registered in the selling stockholder table.

                       Securities and Exchange Commission October 2, 2008 Page 2





Response:
---------

     The number of shares issuable pursuant to the Series F Warrants are subject to adjustment and we agreed with the holders to register additional shares to accommodate potential adjustments. We have revised the selling stockholder table to include the additional shares so that the number of shares registered and the number of shares in the selling stockholder table are both 4,408,523.

     If you have any questions or comments concerning these responses, please call the undersigned at (281) 719-3421, or our legal counsel, Michael C. Blaney of Vinson & Elkins L.L.P. at (713) 758-3487.


                                                     Very truly yours,

                                                     /s/ Lynne Hohlfeld

                                                     Lynne Hohlfeld
                                                     Chief Financial Officer

LH:MCB:lw
Houston 3750496v1

cc:      Jennifer Riegel
         SEC (via fax 202-772-9217)
             ----------------------